James A. Matarese 617.570.1865 jmatarese@ goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 16, 2005

VIA EDGAR AND FEDERAL EXPRESS

Mr. Michael Pressman

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Capital Properties, Inc.
Schedule TO-T filed May 2, 2005
By Mercury Real Estate Advisors, LLC
Mercury Special Situations Fund LP
Mercury Special Situations Offshore Fund, Ltd.
David R. Jarvis
and Malcolm F. MacLean IV
File No. 5-06037

Dear Mr. Pressman:

This letter is submitted on behalf of Mercury Real Estate Advisors LLC (“Advisors”), along with Mercury Special Situations Fund LP, Mercury Special Situations Offshore Fund, Ltd., David R. Jarvis and Malcolm F. MacLean IV (collectively, the “Purchaser”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter of May 11, 2005 to David R. Jarvis, Managing Member of Advisors (the “Comment Letter”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

The Purchaser has filed an amendment to the Schedule TO-T filed on May 2, 2005 (the “Schedule TO”) in response to the Staff’s comments.

Schedule TO

Comment 1:

What consideration was given to whether Messrs. Jarvis and Maclean should also be identified as offerors on the Schedule TO? We note that these persons appear to control the actions of the identified offerors.

Response 1:

In response to the Staff’s comment, the Purchaser has identified Messrs. Jarvis and MacLean as additional offerors in the amendment to the Schedule TO.

Mr. Michael Pressman

Securities and Exchange Commission

May 16, 2005

Comment 2:

Because the filing persons are not publicly reporting entities and your offer is not for all the outstanding securities of Capital Properties, you do not satisfy the safe harbor provided in Instruction 2 to Item 10 of Schedule TO. Please provide an analysis supporting your position that financial statements are not material and, therefore, required.

Response 2:

The Purchaser respectfully submits that financial statements of the Purchaser are not material to a shareholder’s decision whether to sell, tender or hold the securities that are the subject of the Purchaser’s tender offer.

Item 10 of Schedule TO (“Item 10”) requires that financial statements must be furnished pursuant to Item 1010(a) and (b) of Regulation M-A for the offeror in a third-party tender offer if the offeror’s financial condition is material to a security holder’s decision whether to sell, tender or hold the securities that are the subject of the tender offer. Instruction 2 of Item 10 provides that financial statements are not considered material when (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition, and (c) either (1) the offeror is a public reporting company under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that files reports electronically on EDGAR or (2) the offer is for all outstanding securities of the subject class.

In the Regulation M-A adopting release (Release No. 33-7760, Oct. 26, 1999) (the “Adopting Release”), the SEC stated that generally there are several factors that should be considered in determining whether financial statements of the bidder are material: (1) the terms of the tender offer, particularly the terms concerning the amount of securities sought; (2) whether the purpose of the tender offer is for control of the subject company; (3) the plans or proposals of the bidder; and (4) the ability of the bidder to pay for the securities sought in the tender offer and/or to repay any loans made by the bidder or its affiliates in connection with the tender offer or otherwise. In footnote 195, to which the reader is referred by factor (2) above, the SEC stated that “[f]inancial information can be material when a bidder seeks to acquire the entire equity interest of the target and the bidder’s ability to finance the transaction is uncertain. Financial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target. In the latter case, security holders need financial information for the prospective controlling security holder to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder” (emphasis added). The SEC noted that these factors are not exclusive and not all factors are necessary to meet the materiality test. In addition, to provide additional guidance to bidders, in the Adopting Release the SEC also established Instruction 2 of Item 10 to specify when the financial statements of a bidder will automatically be deemed not to be material and do not have to be provided. Finally, in a discussion concerning the bidder’s ability to pay for tendered shares, the SEC further stated that financial information of the bidder may not be omitted where an offer is conditioned upon obtaining satisfactory financing arrangements or the actual receipt of funds. In footnote 200, to which the reader is referred in that discussion, the SEC noted that private bidders often finance their offers with funds raised from limited partners through a process known as a “capital call” and that if a private bidder’s offer is conditioned on obtaining funds from limited partners, security holders or other members of the entity, the offer is deemed to be subject to a financing condition.

Mr. Michael Pressman

Securities and Exchange Commission

May 16, 2005

The Purchaser believes that an application of the factors articulated by the SEC in the Adopting Release, together with other relevant factors, demonstrates that the financial statements of the Purchaser are not material, notwithstanding that the Purchaser is not able to rely on the safe harbor afforded by Instruction 2 of Item 10. As an initial matter, the Purchaser is tendering for up to 285,000 Shares, which represent approximately 8.6% of the total outstanding Shares. Together with Shares already owned by the Purchaser, if the Purchaser acquires all 285,000 Shares it will own less than 10% of the total outstanding Shares. Furthermore, as is stated in Section 12 of the Offer to Purchase (“Purpose of the Offer; Plans for CPI; Other Matters”), the Purchaser is making the Offer for investment purposes and the Purchaser does not have any plan or purpose of acquiring Shares in a series of successive offers in order to gain control. In fact, the Purchaser cannot gain actual control of the subject company because the Chairman of the Board of Directors of the subject company controls 52.3% of the outstanding voting securities of the subject company. As such, the Purchaser respectfully submits that it cannot, as a result of the Offer, become a “dominant or controlling stockholder” in a manner that might raise the concerns expressed by the SEC in the Adopting Release. In addition, the Offer is not conditioned upon any required financing. As stated in Section 10 of the Offer to Purchase (“Source and Amount of Funds”), the Purchaser will acquire the necessary funds to pay the aggregate purchase price and related transaction fees and expenses from existing working capital. No capital call or other consent or approval is required from any investor in the Purchaser in order for the Purchaser to obtain the funds necessary to pay such purchase price and related transaction costs.

For the foregoing reasons, the Purchaser believes that, under the specific facts presented, financial statements of the Purchaser are not material and will provide no meaningful information to security holders for use in considering the merits of the Offer and whether to tender their Shares in the Offer. However, to provide additional information concerning the reasons underlying the Purchaser’s position, as articulated above, the Purchaser has amended the Schedule TO (see the section of the Offer to Purchase entitled “Questions and Answers About the Tender Offer” – questions entitled “Do you have the financial resources to make payment?” and “Is your financial condition relevant to my decision to tender in the Offer?”; Section 10 of the Offer to Purchase entitled “Source and Amount of Funds”; and Section 12 of the Offer to Purchase entitled “Purpose of the Offer; Plans for CPI; Other Matters”) to add disclosure clarifying that (1) the Purchaser is not seeking to obtain control of the subject company, (2) Robert Eder, who is Chairman of the subject company, and his wife own 52.3% of the outstanding Shares, and (3) no consent or approval of any investor or other third party is required in order for the Purchaser to pay the purchase price for all Shares tendered in the Offer.

If you prorate, when will I know how many shares will actually be accepted for tender and payment?”, page 2

Comment 3:

We note that if you are required to prorate that you will not pay for any shares until “at least seven American Stock Exchange trading days after the expiration of the offer” and you will announce the results of proration “as promptly as practicable.” These statements do not appear to be consistent with your prompt payment obligation required by Regulation 14e-1(c). Please revise your disclosure here and elsewhere in the document as appropriate.

Mr. Michael Pressman

Securities and Exchange Commission

May 16, 2005

Response 3:

The Purchaser has discussed this comment with The Bank of New York, the depositary for the Offer (the “Depositary”), and believes that Regulation 14e-1(c) is satisfied in the context of a partial tender offer where proration is necessary if the Purchaser and the Depositary take all steps reasonably available to ensure that payment for tendered shares is made promptly after termination of the offer, including any necessary proration. The Depositary has informed the Purchaser that in a partial tender offer where proration is necessary, the Depositary can perform such proration and commence payment within three (3) trading days following the expiration date of the offer if no shareholders tender Shares using guaranteed delivery procedures. However, if any shareholder tenders Shares using guaranteed delivery procedures, then by the terms of such procedures such shareholder’s Shares may not be received by the Depositary for as many as three (3) trading days following the expiration date of the Offer. Under such circumstances, if proration were necessary, the Depositary would be in a position to perform such proration and commence payment within three (3) trading days following the latest date on which all Shares tendered using guaranteed delivery procedures are received by the Depositary. This is equivalent to up to six (6) trading days following the expiration date of the Offer. Because the Purchaser cannot determine whether any shareholders will tender Shares using guaranteed delivery procedures, the Purchaser is unable to specify the exact number of days after the expiration date on which payment for tendered Shares will be made by the Depositary. In response to the Staff’s comment, the Purchaser has provided additional disclosure in the Amendment to Schedule TO (see Section 1 of the Offer to Purchase entitled “Terms of the Offer; Proration” and the section of the Offer to Purchase entitled “Questions and Answers About the Tender Offer” – question entitled “If you prorate, when will I know how many shares will actually be accepted for tender and payment?”) to reflect the foregoing by stating that if proration is necessary the Purchaser will announce the final results of proration and pay for Shares accepted in the Offer not later than six (6) American Stock Exchange (“AMEX”) trading days after the Expiration Date, assuming that one or more shareholders tenders Shares pursuant to guaranteed delivery procedures. Otherwise, such announcement and payment will occur not later than three (3) AMEX trading days after the Expiration Date.

How will I be notified if the Offer is extended, page 3

Comment 4:

Clarify how you will notify security holders if the offer is extended.

Response 4:

In response to the Staff’s comment, the Purchaser has revised its disclosure regarding notification of any extension of the offer in an amendment to the Schedule TO (see the section of the Offer to Purchase entitled “Questions and Answers About the Tender Offer” – question entitled “How will I be notified if the Offer is extended?” by adding the following immediately after the first sentence of the answer to such question:

“Any extension of the Offer will be followed as promptly as practicable by a public announcement issued no later than 9:00 a.m., Eastern Standard Time, on the next business day after the day the Offer was previously scheduled to expire. The Purchaser intends to make such announcements by issuing a press release to the PR Newswire.”

Mr. Michael Pressman

Securities and Exchange Commission

May 16, 2005

Determination of Validity, page 10

Comment 5:

Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender of securities, you will waive that condition for all other tenders as well. Please carefully review the document and make corresponding revisions elsewhere as appropriate. Make corresponding changes to Instruction 8 to your Letter of Transmittal.

Response 5:

In response to the Staff’s comment, the Purchaser has revised its disclosure regarding determinations of validity in an amendment to the Schedule TO (see Section 3 of the Offer to Purchase entitled “Procedure for Tendering Shares”) by adding the following sentence to the eleventh paragraph of said section:

“If the Purchaser waives a condition with respect to one tender of Shares, it will waive that condition for all other tenders of Shares.”

The same sentence has been added at the end of Instruction 8 of the Letter of Transmittal.

United States Federal Income Tax Consequences, page 12

Comment 6:

Please eliminate the statements in the first paragraph that the discussion is a “summary” and that your “discussion is for general information only.” We believe these statements might suggest that holders may not rely on the description of material tax consequences included in the offering document.

Response 6:

In response to the Staff’s comment, the Purchaser has revised its disclosure regarding the United States federal income tax consequences of the transaction in an amendment to the Schedule TO (see Section 5 of the Offer to Purchase entitled “United States Federal Income Tax Consequences”) by replacing the first two sentences of said section with the following:

“The following is a discussion of the United States federal income tax consequences to holders of Shares whose Shares are sold pursuant to the Offer. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular holders of Shares in light of their specific investment or tax circumstances.”

Conditions of the Offer, page 18

Comment 7:

Conditions 4(ii) states that you may terminate the offer if there is any change “in the general political, market, economic or financial conditions” in the United States or anywhere else in the world that “could” in your judgment have a material adverse effect on the company. This condition is so broadly

Mr. Michael Pressman

Securities and Exchange Commission

May 16, 2005

and vaguely drafted as to potentially render the offer illusory. Please revise to more narrowly tailor this condition to more specifically describe the circumstances under which you wish to reserve the right to terminate the offer.

Response 7:

In response to the Staff’s comment, the Purchaser has deleted clause 4(ii) in its amendment to the Schedule TO (see Section 15 of the Offer to Purchase entitled “Conditions of the Offer”).

Comment 8:

In addition, revise this section to exclude actions or omissions to act by the Purchaser or any of its affiliates as a reason for the assertion of a condition.

Response 8:

In response to the Staff’s comment, the Purchaser has revised its disclosure in an amendment to the Schedule TO (see Section 15 of the Offer to Purchase entitled “Conditions of the Offer”) to add the following sentence at the end of said section:

“The Purchaser will not have the ability to assert that a condition has not been satisfied if actions or omissions by the Purchaser or any of its affiliates are the reason for the condition not being satisfied.”

*     *     *     *     *

Mr. Michael Pressman

Securities and Exchange Commission

May 16, 2005

As requested in the Comment Letter, the Purchaser has acknowledged that:

•	The Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Purchaser may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1865 or by facsimile at (617) 523-1231.

Very truly yours,

/s/ James A. Matarese
James A. Matarese, Esq.

cc:	David R. Jarvis

Mercury Real Estate Advisors LLC